Exhibit 99.2

CAN-FITE BIOPHARMA LTD.

PROXY FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 3, 2026

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Dr. Pnina Fishman, Chairman of the Board and Motti Farbstein, Chief Executive Officer and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares in Can-Fite BioPharma Ltd. (the “Company”) which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Special Meeting”) to be held at the offices of the Company, 26 Ben Gurion Street, Ramat Gan 5257346, Israel, on Tuesday, March 3, 2026 at 3:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Special General Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Special Meeting (the “Proxy Statement”).

The undersigned acknowledges receipt of the Notice of the Special General Meeting of Shareholders and Proxy Statement of the Company relating to the Special Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF
CAN-FITE BIOPHARMA LTD.

March 3, 2026, 3:00 p.m. (Israel time)

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS FOR THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To elect Mr. Ilan Tamir to the Company’s Board of Directors as an external director for a three-year term ending March 3, 2029.

☐	for	☐	AGAINST	☐	ABSTAIN

2.	To approve the grant of options to each of the Company’s directors, excluding Dr. Pnina Fishman.

☐	for	☐	AGAINST	☐	ABSTAIN

3.	To approve a renewed version of the Company’s Compensation Policy, in accordance with the requirements of the Israeli Companies Law 5759-1999, for a period of three years.

☐	for	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Special Meeting or any adjournment or postponement thereof.

	Date: _____, 2026		Date: _____, 2026
SIGNATURE		SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.